IAC/INTERACTIVECORP

555 West 18th Street

New York, New York 10011

May 3, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

RE:           IAC/INTERACTIVECORP
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 000-20570

Dear Ms. Cvrkel:

Set forth below are the Staff’s comments conveyed in your comment letter dated April 5, 2007 pertaining to the filing listed above along with the Company’s responses:

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis

- Results of Operations for the Years Ended December 31, 2006, 2005 and 2004, page 39

1.              Please expand your discussion of selling and marketing, and general and administrative expenses in future filings to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, compensation and any other significant components that would enable readers to understand your business better. For example, you state that selling and marketing expense increased in 2006 due to the inclusion of IAC Search & Media and Cornerstone brands, and increases in marketing spending at Lending and Personals, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please quantify factors such as price, mix, and volume changes that affect the changes in revenue in year over year comparison. Additionally, quantify the factors that affect Operating Income Before Amortization in your discussion of results of operations by segment.

Response:

We have noted the Staff’s comments. In future filings, we will expand our discussion of selling and marketing and general and administrative expenses to quantify and provide descriptive context regarding the significant components of these cost categories. We will continue to identify opportunities to enhance the discussion of factors related to the change in revenue in the year over year comparison in the discussion of consolidated results in future filings. In addition, we will continue to provide quantitative information regarding factors such as price, mix and volume that affect comparisons of year over year revenue in the discussion of the Company’s material operating segments, similar to the discussion that begins on page 46 of the Form 10-K. Finally, in future filings, we will quantify the factors that affect Operating Income Before Amortization in our discussion of results of operations for each material segment.

2.              In future filings, please discuss and analyze revenue and cost of sales (rather than gross profit) separately for each segment. Because margins are impacted by both revenue and cost of sales, we believe a separate discussion of cost of sales results would be beneficial.

Response:

We have noted the Staff’s comments. In future filings, we will discuss and analyze revenue and costs of sales separately for each material segment.

- Critical Accounting Policies and Estimates, page 62

3.              In light of the significant balance of accounts receivable and disclosure in Note 2 that the allowance for doubtful accounts is a significant estimate, please consider revising your disclosure of critical accounting policies and estimates in future filings to include a discussion of your accounting for accounts receivable, specifically the allowance for doubtful accounts.

Response:

We have noted the Staff’s comments. In preparing future filings, we will consider revising our disclosure of critical accounting policies and estimates to include a discussion of our accounting for accounts receivable and for doubtful accounts.

Consolidated Financial Statements

Consolidated Statement of Operations, page 69

4.              We note that cost of sales for both products and services does not appear to include depreciation expense. In future filings, please revise to present cost of sales as “cost of sales (exclusive of depreciation shown separately below)” on the face of the statements of operations to avoid placing undue emphasis on “cash flow.” See Staff Accounting Bulletin Topic 11B.

Response:

We have noted the Staff’s comments. In future filings, we will present cost of sales for both products and services as “cost of sales (exclusive of depreciation shown separately below)” on the face of the statement of operations.

Consolidated Balance Sheets, page 71

5.              We note your balance of other accrued liabilities is 28% of total current liabilities. In your notes to the financial statements in future filings, please separately disclose any amounts greater than 5% of current liabilities.

Response:

We have noted the Staff’s comments.  As of December 31, 2006 and 2005, there were no items included in other accrued current liabilities that were in excess of 5% of current liabilities.  In future filings, we will continue to evaluate the components of other accrued current liabilities and separately disclose any items included in other accrued current liabilities that are greater than 5% of current liabilities, if applicable.

Consolidated Statements of Shareholders’ Equity, page 72

6.              We note your disclosure that you recorded a $17.8 million reduction to the amount distributed to Expedia shareholders in 2006 due to a reduced tax liability, and the amount is included in the statement of shareholders’ equity as an increase to additional paid-in capital. Please provide us specific details as to the nature and terms of this transaction. Also, tell us how you accounted for the transaction and explain in detail why you believe the treatment used was appropriate.

Response:

In conjunction with the Expedia Spin-off (the “Spin-off”), the Company and Expedia executed a tax sharing agreement. The agreement provided, among other things, that Expedia’s tax liability for the period from January 1, 2005 through August 8, 2005 (the effective date of the Spin-off) would be paid by the Company. The tax sharing agreement also provided that the Company in its sole discretion could elect the method to be used to derive Expedia’s tax liability for this period. The two methods from which the Company could elect were a discrete period calculation of Expedia’s taxable income through the date of the Spin-off or a pro rata allocation of taxable income for 2005 to the periods before and after the Spin-off.

Expedia’s tax provision for the period prior to the Spin-off was initially calculated using a discrete period calculation. The resulting income tax liability as of the date of the Spin-off was transferred to the Company by Expedia in conjunction with the Spin-off. This transfer affected the amount of net assets of Expedia as of the date of the Spin-off. The distribution of the net assets of Expedia was recorded by the Company as a reduction of retained earnings and additional paid-in capital.

In the third quarter of 2006, the Company completed an analysis of both companies’ 2005 taxable income and made a final election to use the pro rata allocation method to determine the income tax liability of Expedia prior to the Spin-off. This election ultimately resulted in a $17.8 million reduction in the income tax liability of Expedia associated with the period prior to the Spin-off that was assumed by the Company. Furthermore, this election reduced the net assets of Expedia that were spun-off to shareholders as of August 8, 2005.

The Company recorded this $17.8 million reduction in its income tax liability pursuant to its election under the tax sharing agreement as a reduction in income taxes payable and an increase to additional paid-in capital. We consider this treatment appropriate because the Company’s ultimate election under the tax sharing agreement was an agreed upon contractual provision and an inherent part of the Spin-off transaction.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Revenue Recognition, page 77

7.              We note your disclosure that revenue from Retailing is recorded when products are shipped. Please tell us, and disclose in your notes to the financial statements in future filings, the point at which the title of the product passes to the customer. Also, please indicate in your response and revised disclosure, the shipping terms of the products and why you believe it is appropriate to recognize revenue at the time of shipment.

Response:

The Company’s retailing business is predominantly comprised of domestic electronic retailing and domestic catalog retailing. In the aggregate, these businesses represented 89% of our retailing revenue and 98% of our retailing operating income for the year ended December 31, 2006.

The invoices and other documents provided to customers in domestic electronic retailing transactions do not contain explicit language pertaining to the shipping terms associated with the sale. The invoices and other documents provided to customers in domestic catalog retailing transactions generally contain explicit language to the effect that the shipping terms associated with the sales are F.O.B. shipping point. Such documentation has been reviewed by the Company’s external legal counsel, along with the applicable provisions of the Uniform Commercial Code and applicable case law. Based upon our discussions with counsel subsequent to its review and analysis, the Company believes that title to goods in the Company’s  transactions is transferred upon shipment.

Accordingly, the Company believes that revenue related to its retailing businesses should be recognized (with appropriate provisions, in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists”, for expected experience of product returns) upon shipment because it is at this point that no further performance obligations to the customer remain, title passes to the customer, and the Company’s earnings process would conclude.

We have noted the Staff’s comment. In future filings, we will disclose the point at which title passes to our customers, shipping terms and why we believe it is appropriate to recognize revenue upon shipment in our retailing transactions.

8.              Tell us and disclose in future filings the “estimated economic life” or period over which ServiceMagic’s activation revenue is being recognized as revenue. As part of your response, please explain how you determined the expected economic life of your new network members.

Response:

The balance of ServiceMagic’s deferred activation revenue was $1.8 million at December 31, 2006. ServiceMagic’s contractor activation fees are recognized as activation revenue over the estimated economic life of the contractor relationship. This period is three years and has been determined based upon an analysis of the historical transaction patterns of members who have participated in the Company’s contractor network.

We have noted the Staff’s comments. In future filings, we will disclose the period over which ServiceMagic’s activation revenue is being recognized as revenue.

- Advertising, page 83

9.              We note your disclosure that catalog costs are capitalized on a catalog by catalog basis and are amortized over the expected period of future benefits. Please tell us and revise future filings to disclose the periods over which your capitalized catalog costs are being amortized to expense. As part of your response, you should also explain why you believe the period you are using is appropriate. Also, in future filings, please disclose the amount of advertising costs reported as an asset for each balance sheet presented. See paragraph 49 of SOP 93-7.

Response:

Catalog costs are being amortized to expense over periods that range from three to six months. These periods represent the estimated period of future benefit from the revenue stream associated with each catalog.

The expected period of future benefits for each catalog is determined by an analysis of historical experience. Sales are matched to each individual catalog through the utilization of source/promotional codes captured at time of order. The Company believes that future response to its catalogs will resemble its prior experience  because: (i) its distribution audience is similar in demographics; (ii) the Company consistently uses the same method of marketing; (iii) the Company is selling similar products; and (iv) the Company is unaware of any current economic conditions that will modify these patterns.  Therefore, the Company believes the amortization periods being used are appropriate.

Total capitalized catalog costs were $28 million and $32 million as of December 31, 2006 and 2005, respectively.

We have noted the Staff’s comments. In future filings, we will disclose the amount of capitalized catalog costs reported as assets in accordance with paragraph 49 of SOP 93-7 and the periods over which capitalized catalog costs are being amortized to expense.

- Amortization of Non-Cash Marketing, page 83

10.       We note your disclosure that amortization of non-cash marketing consists of non-cash advertising secured from Universal Television as part of the transaction pursuant to which VUE was created, and the subsequent transaction by which IAC sold its partnership interests in VUE. We also note from Note 14 that you received $115 million worth of advertising time to be provided by NBC Universal over a three-year period. In light of the fact that the sale of your interest in VUE occurred on June 7, 2005, please tell us if there was any non-cash marketing amortization recorded during the period June 8, 2005 through December 31, 2005. If so, please tell us where the amount is recorded on the statement of operations. If there was no expense recognized during 2005, please explain why.

Response:

Expense related to advertising secured in conjunction with the VUE transactions is recognized by the Company in its consolidated statement of operations at the time that such media is utilized.  Upon use, the related expense is recorded within the operating results of the business unit making use of such media. The only use of VUE media time during 2005 was by Expedia. This usage, totaling $5.8 million, occurred between January 1, 2005 and August 8, 2005. Expedia was spun-off by IAC on August 8, 2005 and therefore, Expedia’s results have been presented as discontinued operations for the year ended December 31, 2005.

Note 4. Adoption of SFAS No. 123R and Stock-Based Compensation, page 89

11.       We note the disclosure indicating that in connection with the Spin-off, all outstanding share-based instruments of the Company were modified and the Company recorded a pre-tax modification charge of $67.0 million related to the treatment of vested stock options. Please explain in further detail the nature and terms of the modifications that were made to the Company’s share-based instruments in connection with the Spin-off transaction. Also, please explain how the amount of the $67 million modification charge recognized in connection with the spin-off transaction was calculated or determined.

Response:

The terms of share-based instruments issued by the Company in periods prior to the Spin-off did not include mandatory provisions related to the modification of such instruments in the event of a spin-off or recapitalization transaction. Accordingly, the exchange of these instruments for new awards in conjunction with the Spin-off was treated as a modification in accordance with SFAS No. 123.  Presented below is a description of the terms of the modifications that were made to outstanding share-based instruments of the Company in connection with the Spin-off.

Vested IAC Stock Options:

Each vested option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Expedia common stock with adjustments to the number of shares subject to each option and the option exercise prices based on the relative market capitalizations of IAC and Expedia immediately following the Spin-off.

Except as otherwise described above, following the Spin-off, the converted options have the same terms and conditions, including the same exercise periods, as the vested options to purchase IAC common stock had immediately prior to the Spin-off.

Unvested IAC Stock Options:

Each unvested option to purchase shares of IAC common stock (other than those unvested options held by Mr. Diller) was converted into an option to purchase shares of common stock of the applicable company (IAC or Expedia, as the case may be) for which the applicable employee worked immediately following the Spin-off with adjustments to the number of shares subject to the option and the option exercise price based on the relative market capitalizations of IAC and Expedia immediately following the Spin-off.

Except as otherwise described, following the Spin-off, the unvested options to purchase shares of common stock of the applicable company have the same terms and conditions, including the same vesting provisions and exercise periods, as the unvested IAC options had immediately prior to the Spin-off.

Unvested IAC Stock Options Held by Mr. Diller:

Each unvested option to purchase shares of IAC common stock held by Mr. Diller was converted into an unvested option to purchase shares of IAC common stock and an unvested option to purchase shares of Expedia common stock with adjustments to the number of shares subject to each option and the option exercise prices based on the relative market capitalizations of IAC and Expedia immediately following the Spin-off.

IAC Restricted Stock Units:

All IAC restricted stock units were converted into restricted stock units of the applicable company (IAC or Expedia, as the case may be) for which the applicable employee worked immediately following the Spin-off with adjustments to the number of shares underlying each restricted stock unit based on the relative market capitalizations of IAC and Expedia immediately following the Spin-off.

The $67.0 million charge was related to the modification of vested options in conjunction with the Spin-off and was recorded in accordance with paragraph 35 of SFAS 123. In reference to this literature, the calculation of this charge was based upon a comparison of the value of the vested options immediately prior to the modification and the value of the vested options immediately after the modification. The primary cause for the higher fair values of the instruments following their modification was that such instruments were denominated in the equity of “New Expedia” and “New IAC” and, with smaller projected market capitalizations, both companies were expected to have equity price volatility that was characteristically higher than “Old IAC”.  Given the lack of historical reference for the expected equity price volatility for “New Expedia” and “New IAC” after the Spin-off, the Company utilized an estimate of the expected equity price volatility of these entities subsequent to the Spin-off. In preparing this estimate, the Company engaged Duff & Phelps to assist in an analysis of the historical equity price volatilities of a composite group of comparable companies.

Note 5. Goodwill and Intangible Assets, page 95

12.       We note from your table of changes in the carrying amount of goodwill that there was a deduction of $187 million during 2006 in the Media & Advertising segment. Please explain to us, and disclose in future filings, the nature of this deduction. If the deductions relate to purchase price adjustments related to recent acquisitions, please explain the facts and circumstances that resulted in the purchase price adjustments.

Response:

The $187.1 million reduction in the carrying amount of goodwill during 2006 in the Media and Advertising segment consisted of the following items related to the acquisition of IAC Search & Media (formerly Ask Jeeves) on July 19, 2005:

(in millions)

Reversal of valuation allowances related to deferred tax assets for acquired net operating losses	($127)

Income tax benefit realized from the exercise of stock options that were vested at the date of acquisition	(8)

Finalization of purchase price allocation of identified intangible assets and related deferred tax impacts	(52)

Total reduction to goodwill	($187)

The reversal of valuation allowances related to deferred tax assets for acquired net operating losses was recorded upon the completion of a study of the ability of the Company to utilize these acquired net operating losses. The finalization of the allocation of purchase price to identified intangible assets was based upon a final valuation obtained from an independent third party. The final valuation resulted in an increase to identified intangible assets, principally trade names and trademarks.

We have noted the Staff’s comments. In future filings, we will provide disclosure regarding this or any other significant change in the allocation of goodwill within each reporting segment.

Note 10. Discontinued Operations, page 110

13.       We note your disclosure that during the fourth quarter of 2006, iBuy was classified as held for sale. Please tell us why the assets and liabilities of iBuy have not been separately presented as held for sale on the face of the balance sheet at December 31, 2006 or disclosed in Note 10. See paragraph 46 of SFAS No. 144.

Response:

The assets and liabilities of iBuy were $3.9 million and $4.8 million, respectively as of December 31, 2006. The assets and liabilities held for sale have been presented within “Other current assets” and “Other current liabilities”, respectively, in the balance sheet as of December 31, 2006. We did not separately present the iBuy assets and liabilities held for sale on the face of the balance sheet or in Note 10 as these amounts were considered to be qualitatively and quantitatively immaterial to the balance sheet presentation and our overall financial condition. In future filings, we will continue to evaluate the significance of the assets and liabilities associated with a discontinued business and, if applicable, provide the disclosures required by SFAS No. 144.

Note 13. Shareholders’ Equity, page 115

14.       Please consider revising the notes to your financial statements in future filings to include a rollforward analysis of the activity involving your stock warrants during the various periods presented. This analysis should be presented in a level of detail consistent with that provided for your outstanding stock options in Note 4 and should show the activity involving warrants granted, exercised and forfeited and expired during the various periods presented in your financial statements.

Response:

We have noted the Staff’s comments. During 2006 and 2005 the level of activity with respect to the warrants was not significant. Accordingly, the Company believed its narrative description of warrant activity was sufficient. In future filings, the Company will include a roll forward analysis related to the activity of our warrants during the various periods presented if the level of warrant activity is significant. This analysis will be presented in a level of detail that is consistent with that provided for our outstanding options in Note 4 of our financial statement footnotes.

Note 14. Equity Investments In Unconsolidated Affiliates, page 118

15.       We note that you account for your 3.17% investment in Points (Canada) using the equity method of accounting. Please tell us why you believe it is appropriate to use the equity method of accounting for your ownership interest in Points, including why you believe you have the ability to exercise significant influence over the operating and financial matters of the investee. As part of your response, please tell us how much of the equity in income of unconsolidated affiliates recorded on the statement of operations for the year ended December 31, 2006 relates to your interest in Points.

Response:

Equity in the loss of Points.com recorded for the year ended December 31, 2006 was $143 thousand.

As of December 31, 2006, the Company owned a 3.17% common equity interest and  preferred shares in Points.com that represened a fully diluted holding of 23% economic interest of total common shares outstanding on an as-if converted method. The Company analyzed their preferred shares according the guidance in paragraph 6 of EITF 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, and concluded that the preferred shares did not qualify as in-substance common stock. In addition, the Company held three of a total of nine seats on Point.com’s Board of Directors.

In forming a conclusion concerning its accounting for its investment in Points.com, the Company considered its ability to exercise significant influence over the operating and financial policies of the investee.  In consideration of its representation on the investee’s Board of Directors and the extent of its fully diluted ownership in relation to the concentration of other shareholdings, the Company concluded that significant influence existed.

Note 15. Long-Term Obligations and Short-Term Borrowings, page 120

16.       We note your disclosure that LendingTree Loans is required to maintain various financial and other covenants under the terms of the committed lines of credit. In future filings, please disclose the nature of these restrictive covenants. See paragraphs 18-19 of SFAS No. 5.

Response:

We have noted the Staff’s comments. In future filings, we will disclose the nature of the restrictive covenants related to the committed lines of credit for LendingTree Loans.

Note 18. Contingencies, page 125

17.       We note from Item 3 that you have several pending litigation matters. Please tell us if you have any amounts accrued for these litigation matters. If no accrual has been recorded, or if an exposure to loss exists in excess of the amount accrued,  the following disclosures should be made in your notes to the financial statements in future filings, when there is at least a reasonable possibility that a loss or an additional loss may have been incurred:

•                  The nature of the contingency

•                  An estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made

See paragraph 10 of SFAS No. 5. In addition, in future filings, please provide an assessment regarding the potential impact of your pending litigation on your financial statements as a whole (i.e., with regards to your financial condition and liquidity, in addition to your results of operations).

Response:

There are no amounts accrued at December 31, 2006 related to any of the pending litigation matters described in Item 3 as we have concluded that none of these matters represented a probable exposure to loss.  We have noted the Staff’s comments. In the event that we assess that there is a reasonable possibility a material loss or an additional loss may have occurred related to pending litigation, we will include in future filings a description of the nature of the contingency and an estimate of the amount of or the possible range of loss, or a statement that such an estimate cannot be made.

Additionally in future filings, we will disclose an assessment regarding the potential impact of future pending litigation on our financial statements taken as a whole. This will include a discussion of the potential impact of pending litigation on our financial condition and liquidity, in addition to our results of operations.

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Please contact me at 212-314-7260 (fax: 212-632-9690) if you would like to discuss these comments or responses.

Sincerely,

/s/ Thomas J. McInerney
Thomas J. McInerney
Executive Vice President and
Chief Financial Officer

Copy to	Claire Erlanger
SECURITIES AND EXCHANGE COMMISSION

Gregory R. Blatt
Executive Vice President,
General Counsel
and Secretary